ADEONA PHARMACEUTICALS, INC.

3930 Varsity Drive

Ann Arbor, MI 48108

November 13, 2008

FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE: Adeona Pharmaceuticals, Inc.

Request to Withdraw Post-Effective Amendment No. 1 to

Registration Statement on Form SB-2 File No. 333-139354

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Adeona Pharmaceuticals, Inc. (formerly Pipex Pharmaceuticals, Inc.) (the “Registrant”) hereby requests withdrawal of its Post-Effective Amendment No. 1 filed on January 18, 2008 to its Registration Statement on

Form SB-2 (File No. 333-139354) which was filed with the Securities and Exchange Commission on December 14, 2006.

The Registrant wishes to withdraw its Post-Effective Amendment No. 1, which has not gone effective, since all the securities listed on the Post-Effective Amendment No. 1 have either already been sold under the prior registration statement or are Rule 144 eligible. No securities were sold in connection with the Post-Effective Amendment No. 1.

If you have any questions regarding this application for withdrawal, please contact the Registrant’s counsel, Hank Gracin at (561)237-0804.

Sincerely,

/s/ Nicholas Stergis

Nicholas Stergis
Chief Executive Officer